

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Richard M. Rosenblatt
Chief Executive Officer
Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, CA 90401

> **Re: Demand Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 16, 2010**
> **File No. 333-168612**

Dear Mr. Rosenblatt:

We have reviewed the above-captioned filing and your response letter dated September 16, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated September 2, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Registration Statement, filed September 16, 2010

Cover Page

1.   Please provide us proofs of all graphic, visual or photographic information you will include in the printed prospectus. Please also advise whether your sequential pages of graphics will be presented as a single page gatefold. Note that we may have comments regarding this material.

2.   We note that your cover page art includes references to your "award-winning" properties. Since the amount of descriptive information necessary to accurately and completely

convey the nature and limitations of the award would appear to be excessive, such text is therefore inconsistent with the requirements of Rule 421(d) of the Securities Act of 1933. Accordingly, please revise your inside cover page to remove the above-quoted text. Please also revise your registration statement to ensure that subsequent "award-winning" references are sufficiently described, such that investors are provided with a materially complete understanding of the referenced awards, the nature of such grants, and the meaning and any limitation of such awards.

General

3.   We note your response to prior comment 4. Please reconcile your statement in your response that the Wakefield Research survey was not prepared in connection with this offering, despite being commissioned by the company in April 2010. Specifically, please provide support for the assertion that in commissioning and funding this report, you never anticipated using any portion of the resulting report in connection with the registration statement. Please also advise what consideration you gave to providing a consent by Wakefield to be named in the registration statement pursuant to Rule 436(a) of Regulation C.

Use of Proceeds, page 48

4.   In response to prior comment 7, you note that the list of intended uses of proceeds set forth in the fourth paragraph of page 48 is presented in the order of priority in which the company believes that the proceeds may be used. Please revise the aforementioned disclosure to include the estimated dollar amount allocated for each specified use, based on the company's current plans.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Intangibles – Undeveloped Websites, page F- 13

5.   We note your response to prior comment 19. Please describe in greater detail how you assess whether undeveloped websites are impaired. As part of your response, tell us whether all of your undeveloped websites are generating revenue. Further, tell us if each individual undeveloped website represents a separate unit of accounting for purposes of evaluating impairment. If not, tell us how you have defined the asset group for purposes of performing your impairment test and what factors you considered in making this determination.

Intangibles Assets – Media Content, page F-13

6.   We note your response to prior comment 10 that the historic cost of your content and the separate existence for each individual piece of content provide attributes that are

measureable and sufficiently reliable, and that revenue is generated based on users clicking on links within the content or the number of page views of the content. Please tell us whether each piece of content you have capitalized is generating revenue. Further, tell us how you assess impairment for your content, including whether each individual piece of content represents a separate unit of accounting for purposes of evaluating impairment.

7.   We note you support recognizing the purchase of media content as an asset because you believe it would satisfy the definition of an asset under the Statement of Financial Accounting Concepts No. 6, *Elements of Financial Statements.* Explain why you believe that the future benefits are probable and that these benefits can be measured with sufficient reliability before the content is released. In addition, explain why you believe that the weighted-average useful life of the content is 5.5 years. That is, explain how you determine the period over which the asset is expected to contribute directly or indirectly to the future cash flows.

8.   We note your disclosure that the company capitalizes the costs incurred to acquire and deploy its media content. Please tell us the nature of the costs you incur to deploy your content and how you have considered the provisions of ASC 350-50-25-10 through 13 in determining it is appropriate to capitalize these costs.

Revenue Recognition, page F-15

9.   We note your response to prior comment 21 that you recognize revenue derived from advertising that you sell and display on a Network of Customer Websites on a gross basis. Please tell us more about these transactions, including: 1) whether the company purchases advertisement impressions and has inventory risk for impressions purchased in advance; 2) whether the advertisers can seek remedies from the Network of Customer Websites in any situations; and 3) what activities are performed by the company and the what activities are performed by the Network of Customer Websites in providing the service and running the ads.

LIVESTRONG.com Warrants, page F-45

10.   We note your response to prior comment 25 that the company is recognizing the fair value of the warrant over a period of four years which corresponds to the period of time over which Armstrong is required to perform promotional services. Please tell us how there is a future performance obligation relating to this warrant if it was non-forfeitable, fully vested and exercisable immediately upon issuance, and why it is appropriate to recognize the fair value over four years rather than expensing upon issuance.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile: (650) 463-2600
        Robert A. Koenig, Esq.
        Latham & Watkins LLP